Exhibit 3.5

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CACHET FINANCIAL SOLUTIONS, INC.

Cachet Financial Solutions, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment of Certificate of Incorporation (this “Amendment”).

SECOND: The Amendment to the Corporation’s Amended and Restated Certificate of Incorporation set forth below was duly adopted and approved by the Pricing Committee of the Board of Directors by unanimous written consent in accordance with the provisions of Section 242 of the DGCL and was approved by the stockholders at a special meeting of the Corporation’s stockholders, duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That effective as of March __, 2017 at _______ p.m. Eastern Time, the Amended and Restated Certificate of Incorporation is hereby amended to delete Section 4.5 and replace it in its entirety with the following:

Section 4.5 REVERSE SPLIT. Effective as of March __, 2017 at _______ p.m. Eastern Time (the “Third Reverse Split Effective Time”), each share of the corporation’s common stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into a fraction of a share of common stock, par value $0.0001 per share, of the corporation the numerator of which is 1 and the denominator of which is 1.5. Any stock certificate that, immediately prior to the Effective Time, represented shares of the common stock, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, will represent the number of shares of the common stock as equals the quotient obtained by dividing the number of shares of common stock represented by such certificate immediately prior to the Effective Time by 1.5. No fractional shares of common stock will be issued as a result of the share combination effected pursuant to this paragraph. A holder of common stock at the Effective Time who would otherwise be entitled to a fraction of a share as a result of the share combination effected pursuant to this paragraph will, in lieu thereof, have such amount rounded up and be entitled to receive a full share of common stock for such fraction of a share.

IN WITNESS WHEREOF, the undersigned has caused this Amendment to be duly executed this ____ day of March, 2017.

CACHET FINANCIAL SOLUTIONS, INC.

By:
Name:	Bryan Meier
Title:	Chief Financial Officer